SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               DH TECHNOLOGY, INC.
                            (Name of Subject Company)


                           AX ACQUISITION CORPORATION
                                       AND
                                   AXIOHM S.A.
                                    (Bidder)


                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)


                                    23290610
                      (CUSIP Number of Class of Securities)


                                MR. PATRICK DUPUY
                           BP 675-1 A 9, RUE D'ARCUEIL
                          92542 MONTROUGE CEDEX, FRANCE
                              011-33-1-47-46-78-02
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)


                                    COPY TO:
                             HELEN R. FRIEDLI, P.C.
                             McDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, IL  60606-5096




     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 relating to the offer by AX Acquisition Corporation, a California corporation ("Purchaser") and an indirect wholly owned subsidiary of Axiohm S.A., a French corporation ("Parent"), to purchase not less than 6,500,000 (representing 81.3% of the outstanding Common Stock of DH Technology, Inc. as of July 11, 1997) and not more than 7,000,000 (representing 87.6% of the outstanding Common
Stock of DH Technology, Inc. as of July 11, 1997) shares of Common Stock, without par value (the "Shares"), of DH Technology, Inc., a California corporation (the "Target"), at a price of $25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 16, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) On August 1, 1997, Parent and Target issued a press release announcing the extension of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. A copy of the press release is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(9)    Press Release issued by Parent and Target on August 1, 1997.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 1997

                                   AX ACQUISITION CORPORATION


                                   By: /s/ Patrick Dupuy
                                      Patrick Dupuy, President

                                   AXIOHM S.A.


                                   By: /s/ Patrick Dupuy
                                      Patrick Dupuy, President


                                  EXHIBIT INDEX


EXHIBIT                        PAGE IN SEQUENTIAL
    NO.                         NUMBERING SYSTEM

(a)(9)    Press Release issued by Parent and Target on August 1, 1997